VIRAGEN INTERNATIONAL, INC.

865 S.W. 78th Avenue, Suite 100

Plantation, Florida 33324

(954) 233-8377

July 12, 2007

VIA EDGAR

United States Securities and

    Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

Re:	Viragen International, Inc. (the “Company”)

Preliminary Information Statement

File No.

Filed June 29, 2007

Dear Sir/Madam:

Reference is made to the Company’s Preliminary Information Statement filed on June 29, 2007, and the Staff’s letter dated July 3, 2007 in which the Staff conveyed its comments on the Preliminary Information Statement. We republish and respond to the Staff’s comment as follows:

Amendment to Our Certificate of Incorporation, page 3

We note from the first paragraph on page 5 that the board of directors “determined that the availability of additional shares will be necessary in order for Viragen, Inc. to convert our debt to them into equity.” Please identify the debt holders or class of debt holders who will receive equity in exchange for debt. In other words, clarify whether “them” refers to the board of directors or Viragen, Inc.

Response: We have revised the sentence referred to in the Staff’s letter to clarify that “them” refers to Viragen, Inc. The sentence, as modified, reads as follows:

“Our board of directors considered reducing the number of shares of authorized common stock in connection with the Reverse Stock Split, but determined that the availability of additional shares will be necessary in order for Viragen, Inc. to convert our debt to Viragen, Inc. into equity and in order for us to consummate any future financing transactions or business combination.”

In furtherance of our counsel’s July 3, 2007, telephone conversation with Mr. Belliston, upon filing of this correspondence, via EDGAR, we intend to print, file (via EDGAR) and disseminate our Definitive Information Statement.

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully yours,

Viragen International, Inc.

By:	/s/ Dennis W. Healey
Dennis W. Healey
Executive Vice President